Exhibit 99.2

COOTEK (CAYMAN) INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: CTK)

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 17, 2020

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of CooTek (Cayman) Inc. (the “Company”) will be held at 9F, Building T2, No.16, Lane 399, Xinlong Road, Shanghai, 201101, China on December 17, 2020 at 20:00 pm, local time. Due to the public health and travel restrictions impacts of COVID-19 pandemic, attendees unable to attend in person can join the meeting via virtual conference. To attend, please visit https://icaasia.zoom.us/webinar/register/WN_0LhLxq2ETGW59er0nulT3A to register, and the live webcast link will be emailed to members who have registered.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on November 19, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at https://ir.cootek.com, or by writing to Mr. Robert Cui, CooTek (Cayman) Inc., 9F, T2 Building, NO.16, Lane 399, Xinlong Road, Shanghai 201101, People’s Republic of China, or by sending an email to ir@cootek.com.

By Order of the Board of Directors,
CooTek (Cayman) Inc.

/s/ Karl Kan Zhang
Karl Kan Zhang
Chairman of the Board of Directors and Chief Technology Officer

Shanghai, China

November 18, 2020